Amended and restated term sheet† To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 94-I dated August 17, 2007	Term Sheet No. 2-A to Product Supplement No. 94-I Registration Statement No. 333-130051 Dated January 29, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ 90% Principal Protected Notes Linked to the S&P GSCI™ Agriculture Index Excess Return due February 4, 2009

General

  The notes are designed for investors who seek exposure to any appreciation of the S&P GSCI™ Agriculture Index Excess Return over the term of the notes. Investors should be willing to forgo interest payments as well as any return on their investment in excess of between $260 (or 26% x $1,000) and $300 (or 30% x $1,000) per $1,000 principal amount note, while seeking 90% principal protection at maturity (10% of your principal amount is at risk).
  Cash payment at maturity of 90% of principal plus the Additional Amount, as described below. Because the payment at maturity for each $1,000 principal amount note is determined by adding the Additional Amount to $900, not $1,000, and assuming the Additional Amount is limited to $360 per $1,000 principal amount note, in no event will the return on your investment in the notes be more than $260 per $1,000 principal amount note.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 4, 2009††.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about January 31, 2008 and are expected to settle on or about February 4, 2008.

Key Terms

Index:	The S&P GSCI™ Agriculture Index Excess Return (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $900 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:

The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Agriculture Return x the Participation Rate; provided that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Agriculture Return is greater than 20.5715%, the Participation Rate is 175% and the Maximum Return is 36%, the Additional Amount will be equal to the Maximum Return of $360, which entitles you to a payment at maturity of $1,260 ($900 + $360) for every $1,000 principal amount note, which represents a 26% maximum total return on your investment.

Partial Principal Protection Percentage:	90% principal protection (10% of your principal amount is at risk)
Maximum Return:

The Maximum Return will be determined on the pricing date and will not be less than $360 (or 36% x $1,000) or greater than $400 (or 40% x $1,000) for each $1,000 principal amount note. The Maximum Return limits the potential total return on an investment in the notes to between 36% and 40%.

Participation Rate:	At least 175%. The actual Participation Rate will be determined on the pricing date and will not be less than 175%.
Agriculture Return:	Agriculture Closing Level – Agriculture Starting Level Agriculture Starting Level
Agriculture Starting Level:	The closing level of the Index on the pricing date.
Agriculture Closing Level:	The arithmetic average of the closing levels of the Index on the four Ending Averaging Dates.
Ending Averaging Dates††:	January 27, 2009, January 28, 2009, January 29, 2009 and January 30, 2009
Maturity Date††:	February 4, 2009
CUSIP:	48123MQA3
†	This term sheet no. 2-A amends, restates and supersedes term sheet no. 2 to product supplement no. 94-I (term sheet no. 2 is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109208000291/e29887fwp.pdf) in its entirety .
††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 94-I.

Investing in the 90% Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 94-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet no. 2-A.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet no. 2-A relates. Before you invest, you should read the prospectus in that registration statement, each prospectus supplement, product supplement no. 94-I and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 94-I and this term sheet no. 2-A if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet no. 2-A or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	Please see “Supplemental Underwriting Information” in this term sheet no. 2-A for information about fees and commissions.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 29, 2008

Additional Terms Specific to the Notes

You should read this term sheet no. 2-A together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 94-I dated August 17, 2007. This term sheet no. 2-A, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This term sheet no. 2-A amends, restates and supersedes term sheet no. 2 dated January 15, 2008 to product supplement no. 94-I in their entirety. You should rely only on the information contained in this term sheet no. 2-A and in the documents listed below in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 94-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 94-I dated August 17, 2007:
   http://sec.gov/Archives/edgar/data/19617/000089109207003601/e28267_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet no. 2-A, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount equal to zero) for a $1,000 principal amount note for a hypothetical range of performance for the Agriculture Return from -100% to +80%. The following table and graph also assume an Agriculture Starting Level of 85, a Participation Rate of 175% and a Maximum Return of $360 per $1,000 principal amount note (or 36% x $1,000), which results in a maximum payment at maturity per $1,000 principal amount note of $1,260 (reflecting a maximum return on investment of 26%). The actual Participation Rate will be set on the pricing date and will not be less than 175%. The actual Maximum Return will be set on the pricing date and will not be less than $360 (or 36% x $1,000) or greater than $400 (or 40% x $1,000). The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Agriculture Closing Level	Agriculture Return	Agriculture Return x Participation Rate (175%)	Additional Amount		90% of Principal		Payment at Maturity

153.00000	80.0000%	36.00%	$360.00	+	$900.00	=	$1,260.00
140.25000	65.0000%	36.00%	$360.00	+	$900.00	=	$1,260.00
127.50000	50.0000%	36.00%	$360.00	+	$900.00	=	$1,260.00
119.00000	40.0000%	36.00%	$360.00	+	$900.00	=	$1,260.00
110.50000	30.0000%	36.00%	$360.00	+	$900.00	=	$1,260.00
102.48578	20.5715%	36.00%	$360.00	+	$900.00	=	$1,260.00
102.00000	20.0000%	35.00%	$350.00	+	$900.00	=	$1,250.00
93.50000	10.0000%	17.50%	$175.00	+	$900.00	=	$1,075.00
89.85775	5.7150%	10.00%	$100.01	+	$900.00	=	$1,000.01
89.25000	5.0000%	8.75%	$87.50	+	$900.00	=	$987.50
85.00000	0.0000%	0.00%	$0.00	+	$900.00	=	$900.00
80.75000	-5.0000%	0.00%	$0.00	+	$900.00	=	$900.00
76.50000	-10.0000%	0.00%	$0.00	+	$900.00	=	$900.00
68.00000	-20.0000%	0.00%	$0.00	+	$900.00	=	$900.00
59.50000	-30.0000%	0.00%	$0.00	+	$900.00	=	$900.00
51.00000	-40.0000%	0.00%	$0.00	+	$900.00	=	$900.00
42.50000	-50.0000%	0.00%	$0.00	+	$900.00	=	$900.00
34.00000	-60.0000%	0.00%	$0.00	+	$900.00	=	$900.00
25.50000	-70.0000%	0.00%	$0.00	+	$900.00	=	$900.00
17.00000	-80.0000%	0.00%	$0.00	+	$900.00	=	$900.00
8.50000	-90.0000%	0.00%	$0.00	+	$900.00	=	$900.00
0.00000	-100.0000%	0.00%	$0.00	+	$900.00	=	$900.00

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the S&P GSCI™ Agriculture Index Excess Return	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Agriculture Starting Level of 85 to an Agriculture Closing Level of 93.50. Because the Agriculture Closing Level of 93.50 is greater than the Agriculture Starting Level of 85 and the Agriculture Return of 10% multiplied by the hypothetical Participation Rate of 175% does not exceed the hypothetical Maximum Return of 36%, the Additional Amount is equal to $175 and the investor receives a payment at maturity of $1,075 per $1,000 principal amount note, calculated as follows:

$900 + ($1,000 x [(93.50-85)/85] x 175%) = $1,075

Example 2: The level of the Index decreases from the Agriculture Starting Level of 85 to an Agriculture Closing Level of 76.50. Because the Agriculture Closing Level of 76.50 is less than the Agriculture Starting Level of 85, the final payment per $1,000 principal amount note at maturity is $900 (reflecting a loss of 10% of principal).

Example 3: The level of the Index increases from the Agriculture Starting Level of 85 to an Agriculture Closing Level of 110.50. Because the Agriculture Closing Level of 110.50 is greater than the Agriculture Starting Level of 85 and the Agriculture Return of 30% multiplied by the hypothetical Participation Rate of 175% is greater than the hypothetical Maximum Return of 36%, the Additional Amount is equal to the hypothetical Maximum Return of $360 and the investor receives the maximum payment at maturity of $1,260 ($900 + $360) per $1,000 principal amount note (reflecting a return on investment of 26%).

Selected Purchase Considerations

  90% PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 90% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — The payment on the notes at maturity will exceed the principal amount of the notes if the Agriculture Return is at least 5.715%. At maturity, for each $1,000 principal amount note, you will receive a payment equal to $900 plus the Additional Amount of $1,000 x the Agriculture Return x 175%* (the Participation Rate), subject to the limit of the Maximum Return. The Additional Amount will not be less than zero and will not exceed the Maximum Return. The Maximum Return caps the Additional Amount at between $360** and $400** per $1,000 principal amount note, which limits the total return on your investment to between $1,260** ($900 + $360**) and $1,300** ($900 + $400**) per $1,000 principal amount note.
  * The actual Participation Rate will be determined on the pricing date and will not be less than 175%.
  ** The actual Maximum Return will be determined on the pricing date and will not be less than $360 (or 36% x $1,000) or greater than $400 (or 40% x $1,000) per $1,000 principal amount note.
  RETURN LINKED SOLELY TO THE S&P GSCI™ AGRICULTURE INDEX EXCESS RETURN — The return on the notes is linked solely to the S&P GSCI™ Agriculture Index Excess Return, a sub-index of the S&P GSCITM, a composite index of commodity sector returns, calculated, maintained and published daily by S&P. The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Agriculture Index Excess Return represents the agricultural commodity components of the S&P GSCI™, including Wheat (Chicago Wheat), Red Wheat (Kansas Wheat), Corn, Soybeans, Cotton, Sugar, Coffee and Cocoa. For additional information about the Index, see the information set forth under “The Basket — The GSCI® Indices” in the accompanying product supplement no. 94-I.

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the S&P GSCI™ Agriculture Index Excess Return	TS-2

  TAXED AS SHORT-TERM DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 94-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes should be treated for U.S. federal income tax purposes as “short-term” debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the exchange-traded futures contracts underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 94-I dated August 17, 2007.

  YOUR INVESTMENT MAY RESULT IN A 10% LOSS AT MATURITY — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Agriculture Return is positive. Furthermore, the Agriculture Return must be at least 5.715% for you to receive at least 100% of the principal amount of your notes at maturity. You will receive no more than 90% of the principal amount of your notes if the Agriculture Return is zero or negative and you will not receive the full principal amount of your notes at maturity if the Agriculture Return is less than 5.715%.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO BETWEEN 26%* AND 30%** — If the Agriculture Closing Level is greater than the Agriculture Starting Level, for each $1,000 principal amount note, you will receive at maturity $900 plus an additional amount that will not exceed fixed dollar amount, regardless of the appreciation in the Index, which may be significant. We refer to this fixed dollar amount as the Maximum Return, which will be set on the pricing date and will not be less than $360 (or 36% x $1,000) or greater than $400 (or 40% x $1,000) per $1,000 principal amount note. Your maximum potential total return on a note held to maturity will be the Maximum Return less 10%. Accordingly, your maximum potential final payment at maturity per $1,000 principal amount note will not be less than $1,260** ($900 + $360**) or greater than $1,300** ($900 + 400**).
  THE NOTES MIGHT NOT PAY MORE THAN 90% OF THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index or the exchange-traded futures contracts underlying the Index. If the Agriculture Closing Level does not exceed the Agriculture Starting Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Agriculture Starting Level at some time during the life of the notes but later falls below the Agriculture Starting Level during the latter portion of the term of the notes.
  YOU WILL LOSE PART OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT IN THE NOTES IF THE INDEX DOES NOT APPRECIATE BY AT LEAST 5.715% — If the Agriculture Return is less than 5.715%, your payment at maturity will be less than the principal amount of your investment in the notes. The minimum payment you will receive for each $1,000 principal amount note held to maturity is $900. You will incur a loss of principal if the Agriculture Return is less than 5.715%.
  INVESTMENTS RELATED TO THE VALUE OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The value of the Index is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, trade, fiscal, monetary and exchange control policies may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.
  YOU WILL NOT HAVE RIGHTS IN THE EXCHANGE-TRADED FUTURES CONTRACTS ON THE COMMODITIES UNDERLYING THE INDEX — As an owner of the notes, you will not have rights that holders of exchange-traded futures contracts on the commodities underlying the Index may have.
  OWNING THE NOTES IS NOT THE SAME AS OWNING THE AGRICULTURAL COMMODITIES UPON WHICH THE FUTURES CONTRACTS THAT COMPOSE THE INDEX ARE BASED, OR CERTAIN OTHER COMMODITY-RELATED CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased the agricultural commodities upon which the futures contracts that compose the Index are based, or exchange-traded or over-the-counter instruments based on the Index. You will not have any rights that holders of such assets or instruments have.

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the S&P GSCI™ Agriculture Index Excess Return	TS-3

  HIGHER FUTURE PRICES OF AGRICULTURAL COMMODITIES INCLUDED IN THE INDEX RELATIVE TO THEIR CURRENT PRICES MAY LEAD TO A DECREASE IN THE PAYMENT AT MATURITY OF THE NOTES — As the contracts that underlie the Index come to expiration, they are replaced by contracts that have a later expiration. For example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This is accomplished by selling the October contract and purchasing the November contract. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, some of the commodities reflected in the Index have historically exhibited “contango” markets rather than backwardation. Contango markets are those in which prices are higher in more distant delivery months than in nearer delivery months. Commodities may also fluctuate between backwardation and contango markets. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the commodity indices and, accordingly, the payment at maturity of the notes.
  CHANGES IN THE COMPOSITION AND VALUATION OF THE S&P GSCI™ MAY ADVERSELY AFFECT THE PAYMENT AT MATURITY AND/OR THE MARKET VALUE OF THE NOTES — The composition of the S&P GSCI™ and its sub-indices (including the Index) may change over time, as additional futures contracts satisfy the eligibility criteria or futures contracts currently included in the S&P GSCI™ fail to satisfy such criteria. The weighting factors applied to each agricultural commodity included in the Index change annually, based on changes in commodity production statistics. In addition, S&P, in consultation with its Advisory Panel, may modify the methodology for determining the composition and weighting of the Index and for calculating its value in order to assure that the Index represents a measure of the performance over time of the markets for the underlying commodities. A number of modifications to the methodology for determining the contracts to be included in the Index, and for valuing the Index, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the payment at maturity and/or the market value of the notes.
  THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITIES INDEX — The Index may be more volatile and susceptible to price fluctuations than a broader commodities index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes contracts on agricultural commodities and non-agricultural commodities as well, the Index is comprised of contracts on only a portion of the physical commodities that are actively traded. As a result, price volatility in the contracts included in the S&P GSCI™ will likely have a greater impact on the Index than it would on the broader S&P GSCI™, and the Index individually will be more susceptible to fluctuations and declines in value of the agricultural commodities included in the Index. In addition, because the Index omits principal market sectors comprising the S&P GSCI™, it may be less representative of the economy and commodity markets as a whole and might therefore not serve as a reliable benchmark for commodity market performance generally.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet no. 2-A is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., whom we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments or other periodic distributions on the notes.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility, frequency and magnitude of changes in the value of the Index;
    the market price of the physical commodities upon which the futures contracts that compose the Index are based or the exchange-traded futures contracts on such commodities;
    the time to maturity of the notes;
    interest and yield rates in the market generally;
    a variety of economic, financial, political and regulatory, geographical, meteorological or judicial events; and
    our creditworthiness, including actual or anticipated changes in our credit ratings.

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the S&P GSCI™ Agriculture Index Excess Return	TS-4

Historical Information

The following graph sets forth the historical performance of the S&P GSCI™ Agriculture Index Excess Return based on the weekly closing level of the Index from January 3, 2003 through January 25, 2008. The closing level of the Index on January 28, 2008 was 86.89311. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in a payment at maturity in excess of $900 per $1,000 principal amount note.

Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $17.50 per $1,000 principal amount note. See “Underwriting” beginning on page PS-42 of the accompanying product supplement no. 94-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $17.50 per $1,000 principal amount note.

JPMorgan Structured Investments — 90% Principal Protected Notes Linked to the S&P GSCI™ Agriculture Index Excess Return	TS-5